                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2004

                                      INDEX

                                                                                                                  Page
                                                                                                                  ----
Part I.  Financial Information............................................................................         1

      Item 1 - Unaudited Condensed Consolidated Financial Statements......................................         1

      Item 2 - Management's Discussion and Analysis of Financial Condition and
               Results of Operations.....................................................................         10

Part II. Other Information................................................................................        28

      Item 1 - Legal Proceedings..........................................................................        28

      Item 2 - Changes in Securites and Use of Proceeds...................................................        28

      Item 3 - Defaults on Senior Securities..............................................................        28

      Item 4 - Submission of Matters to a Vote of Security Holders........................................        28

      Item 5 - Other Information..........................................................................        28

PART I:  FINANCIAL INFORMATION

ITEM  1. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                          Three Months Ended                            Six Months Ended
                                                              June 30,                                      June 30,
                                              ----------------------------------------    -----------------------------------------
                                                 2003           2004           2004          2003           2004           2004
                                                 EURO           EURO            USD          EURO           EURO            USD
                                              (unaudited)    (unaudited)    (unaudited)   (unaudited)    (unaudited)    (unaudited)
                                              ----------     ----------     ----------    ----------     ----------     -----------
Net sales................................         23,729         33,054         40,256        44,449         55,196          67,223
Cost of sales............................         15,777         21,853         26,615        30,276         36,870          44,904
                                              ----------     ----------     ----------    ----------     ----------     -----------

Gross profit.............................          7,952         11,201         13,641        14,173         18,326          22,319

Selling, general and administrative
expenses.................................          6,473          6,526          7,948        12,973         12,766          15,548
Research and development expenses........          3,336          3,366          4,099         6,971          6,277           7,645
Amortization of intangible assets........            630            618            753         1,265          1,234           1,503
                                              ----------     ----------     ----------    ----------     ----------     -----------
Total operating expenses.................         10,439         10,510         12,800        21,209         20,277          24,696

Operating income (loss)..................         (2,487)           691            841        (7,036)        (1,951)         (2,377)

Interest income, net.....................            629            415            505         1,408          1,196           1,457
                                              ----------     ----------     ----------    ----------     ----------     -----------
Income (loss) before taxes and
minority interest........................         (1,858)         1,106          1,346        (5,628)          (755)           (920)
Income tax (benefit).....................           (280)           389            473        (1,034)           (78)            (95)
                                              ----------     ----------     ----------    ----------     ----------     -----------
Income (loss) before minority
interest.................................         (1,578)           717            873        (4,594)          (677)           (825)
Minority interest........................              4             19             23             9             35              43
                                              ----------     ----------     ----------    ----------     ----------     -----------
Net income (loss)........................         (1,574)           736            896        (4,585)          (642)           (782)

Income (loss) per share - basic..........          (0.05)          0.02           0.03         (0.15)         (0.02)          (0.03)
Income (loss) per share - diluted .......          (0.05)          0.02           0.03         (0.15)         (0.02)          (0.03)

Weighted average number of
shares - basic ..........................     30,794,660     30,794,660     30,794,660    30,833,018     30,794,660      30,794,660
Weighted average number of
shares - diluted.........................     30,794,660     30,870,265     30,870,265    30,833,018     30,794,660      30,794,660

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                               December 31, 2003        June 30, 2004
                                                               -----------------  -------------------------
                                                                     EURO            EURO            USD
                                                                                  (unaudited)    (unaudited)
                                                                                  ----------     ----------
ASSETS

Cash and cash equivalents ..................................       108,897            99,909        121,679
Accounts receivable ........................................        17,957            26,227         31,942
Inventories.................................................        27,880            40,551         49,387
Other current assets .......................................         9,439            11,687         14,234

                                                                   -------        ----------     ----------
TOTAL CURRENT ASSETS .......................................       164,173           178,374        217,242

Property, plant and equipment ..............................        30,100            30,162         36,734
Goodwill ...................................................        12,846            13,117         15,975
Patents and trademarks .....................................        13,575            12,423         15,130
Other non-current assets ...................................           723               557            679

                                                                   -------        ----------     ----------
TOTAL ASSETS ...............................................       221,417           234,633        285,760
                                                                   -------        ----------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
  and capital leases .......................................           934             1,038          1,264
Accounts payable ...........................................        10,338            17,161         20,901
Accrued liabilities ........................................        14,464            15,402         18,758

                                                                   -------        ----------     ----------
TOTAL CURRENT LIABILITIES ..................................        25,736            33,601         40,923

Long-term debt and capital leases ..........................         7,945            13,969         17,013
Deferred gain on sale and lease back .......................           927               885          1,078
Deferred tax liabilities ...................................         3,112             2,750          3,349

                                                                   -------        ----------     ----------
TOTAL NON-CURRENT LIABILITIES ..............................        11,984            17,604         21,440

MINORITY INTEREST ..........................................           191               162            197

TOTAL SHAREHOLDERS' EQUITY .................................       183,506           183,266        223,200

                                                                   -------        ----------     ----------
Total liabilities and shareholders' equity .................       221,417           234,633        285,760

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                            Six months ended June 30,
                                                                                     ----------------------------------------
                                                                                        2003           2004           2004
                                                                                        EURO           EURO            USD
                                                                                     (unaudited)    (unaudited)    (unaudited)
                                                                                     ----------     ----------     ----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss...............................................................                  (4,585)          (642)          (782)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation of property, plant and equipment..........................                   1,766          2,176          2,650
Amortization of intangibles............................................                   1,265          1,234          1,503
Deferred income tax (benefit)..........................................                    (348)          (371)          (452)
Gain on disposal of equipment..........................................                     (50)          (102)          (124)
Translation of debt in foreign currency................................                   1,313           (431)          (525)
Minority interest......................................................                      (9)           (35)           (43)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable.............................                   3,645         (8,207)        (9,995)
Decrease (increase) in inventories.....................................                   1,236        (12,529)       (15,259)
Increase in other current assets.......................................                    (136)        (2,041)        (2,486)
Decrease in accrued liabilities........................................                    (694)        (1,096)        (1,335)
(Decrease) increase in accounts payable................................                  (4,138)         6,774          8,250

                                                                                     ----------     ----------     ----------
NET CASH USED IN OPERATING ACTIVITIES..................................                    (735)       (15,270)       (18,598)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures...................................................                  (6,749)        (2,085)        (2,539)
Proceeds from sale of equipment........................................                      67             67             82

                                                                                     ----------     ----------     ----------
NET CASH USED IN INVESTING ACTIVITIES..................................                  (6,682)        (2,018)        (2,457)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital leases..........................                    (757)        (7,697)        (9,374)
Proceeds from long-term debt and capital leases........................                       -         13,768         16,768
Net proceeds from (payments of) advances from customers................                  (1,009)         2,013          2,452
Purchases of own shares................................................                    (347)             -              -

                                                                                     ----------     ----------     ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES....................                  (2,113)         8,084          9,846

NET CASH FLOWS.........................................................                  (9,530)        (9,204)       (11,209)
Effect of changes in exchange rates on cash balances...................                    (995)           216            263
CASH AT BEGINNING OF THE PERIOD........................................                 119,866        108,897        132,625
                                                                                     ----------     ----------     ----------
CASH AT END OF THE PERIOD..............................................                 109,341         99,909        121,679

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the three and six-month period ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

      The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on June 30, 2004 ((euro) 1.00 = US$ 1.2179). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

2.    SHARES OUTSTANDING

      As of December 31, 2003 and June 30, 2004, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of (euro)
      0.91 per share, and 55,000,000 preference shares, nominal value (euro)
      0.91 per share. At December 31, 2003 and June 30, 2004, 30,794,660 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2003 and June 30, 2004.

3.    INVENTORIES

      Inventories consist of:

                                                                          December 31,            June 30,
                                                                             2003                   2004
                                                                             EURO                   EURO
                                                                          ------------            --------
Precious metals..................................................               27                    27
Raw materials....................................................           11,448                12,130
Work in progress.................................................           13,401                26,062
Finished goods...................................................            3,004                 2,332
                                                                            ------                ------
                                                                            27,880                40,551
                                                                            ======                ======

4.    GOODWILL, PATENTS AND TRADEMARKS

                                                                           December 31,            June 30,
                                                                               2003                  2004
                                                                               EURO                  EURO
                                                                           ------------            --------
Non amortizable:
Goodwill.........................................................             12,846                13,117

Amortizable:
Patents..........................................................             13,136                11,994
Trademarks.......................................................                439                   429
                                                                              ======                ======
                                                                              26,421                25,540
                                                                              ======                ======

      The above amounts are presented net of accumulated amortization of (euro)
      28.8 million at December 31, 2003 and (euro) 30.2 million at June 30,
      2004.

5.    WARRANTY PROVISION

      A summary of activity in the warranty provision is as follows:

                                                                                    2003                  2004
                                                                                    -----                 -----
Balance at January 1, ........................................                      2,446                 1,753
Provision for loss on warranty................................                        908                 1,162
Cost for warranty.............................................                       (983)                 (843)
Foreign currency translation..................................                        (18)                    4
                                                                                    -----                 -----
Balance at June 30, ..........................................                      2,353                 2,076
                                                                                    =====                 =====

6.    EARNINGS (LOSS) PER SHARE

      The shares used in the computation of the company's basic and diluted earnings per common share are as follows:

                                                             Three Months Ended                   Six Months Ended
                                                                  June 30,                            June 30,
                                                          2003             2004                2003            2004

Average shares outstanding - basic..........           30,794,660        30,794,660         30,833,018       30,794,660

Dilutive shares contingently issuable upon the
exercise of share options...................                    -           192,210                  -                -
Shares assumed to have been repurchased for
treasury with assumed proceeds from the
exercise of share options...................
                                                                -          (116,605)                 -                -
Average shares outstanding - assuming
dilution....................................           30,764,660        30,870,265         30,833,018       30,794,660

      Average shares outstanding, assuming dilution, include the incremental effect of shares that would be issued upon the exercise of outstanding stock options. For the three-month and six-month periods ended June 30, 2003 and for the six-month period ended June 30, 2004, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods. For the three month period ended June 30, 2004, 1,089,863 options to purchase ordinary shares, were excluded from the calculation of diluted income per share, because the exercise prices of the stock options were greater than or equal to the average share price for the quarter, and therefore their inclusion would have been anti-dilutive. These options could be dilutive in the future if the average share price increases and is greater than the exercise price of these options.

7.    COMPREHENSIVE INCOME (LOSS)

      Other comprehensive income (loss) items include gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three and six month periods ended June 30, 2003 and 2004, respectively were net income
      (loss) and foreign currency translation adjustments. Those components are as follows:

                                   Three months ended June 30,     Six months ended June 30,
                                   ---------------------------     -------------------------
                                    2003       2004       2004      2003      2004       2004
                                    EURO       EURO       USD       EURO      EURO       USD
                                    ----       ----       ----      ----      ----       ----
Net income (loss) ............    (1,574)       736       896     (4,585)     (642)      (782)
Other comprehensive income
(loss):
Foreign currency translation
adjustment ...................      (856)        78        95     (1,748)      402        490
                                  ------        ---       ---     ------      ----       ----
Comprehensive income
(loss) .......................    (2,430)       814       991     (6,333)     (240)      (292)
                                  ======        ===       ===     ======      ====       ====

8.    STOCK OPTIONS

      In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

      In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

      In the years 2000 through the second quarter of 2004, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during the period from 2001 through the first quarter of 2004, that received fixed accounting treatment. As of June 30, 2004 there were outstanding options to puchase an aggregate of 1,052,331 ordinary shares that receive fixed accounting treatment at a weighted average exercise price of (euro) 9.74 per share. For the stock options granted from 2001 through the second quarter of 2004 that receive variable accounting treatment, the Company recognized a compensation release of
      (euro) 11 net of tax, based on the market value of the Company's ordinary shares for the quarter ended June 30, 2004. As of June 30, 2004, 229,445 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro) 7.06 per share.

      The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123. The following table illustrates the effect on net loss and loss per share for the three and six months ended June 30, 2003 and 2004, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                Three months ended      Six months ended June
                                                     June 30,                    30,
                                                2003          2004        2003          2004
                                                EURO          EURO        EURO          EURO
Net income (loss) as reported ...........      (1,574)         736       (4,585)        (642)
Deduct: Stock-based employee
compensation expense determined
under fair value based method for
all awards, net of related tax effects...        (249)         (84)        (582)        (169)
Add:  Stock-based compensation
expense(release) included in net
loss, net of related tax  effect ........           3          (11)           3          (11)
                                               ------          ---       ------        -----
Pro forma net income (loss) .............      (1,820)         641       (5,164)        (822)

BASIC INCOME (LOSS) PER SHARE:
As reported .............................       (0.05)        0.02        (0.15)       (0.02)
Pro forma ...............................       (0.06)        0.02        (0.17)       (0.03)

DILUTED INCOME (LOSS) PER SHARE:
As reported .............................       (0.05)        0.02        (0.15)       (0.02)
Pro forma ...............................       (0.06)        0.02        (0.17)       (0.03)

      The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, and the following weighted average assumptions:

                                                                                Six months ended
                                                                                 June 30, 2004
Expected life (years).....................................................             5.6
Expected stock price volatility...........................................           52.27%
Risk-free rate............................................................            3.32%

      The per share weighted average fair value of options granted during the first half of 2004 was (euro) 3.15.

9.    SEGMENT DATA

      In the first quarter of 2004, the management board, in consultation with the supervisory board, re-evaluated the Company's functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. The change in reporting segments, as compared to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, was due to an internal change in reporting structure and decision making responsibilities, whereby all key policies and decisions with respect to the Company's global product lines and manufacturing operations will reside now with the the Company's management board (under the supervision of the Company's Chief Executive Officer) which is the Company's key decision-making authority.

      In accordance with SFAS No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004 as compared to the first half of 2003, industry conditions improved and we saw a significant increase in bookings.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro) 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of the judgements made on these areas and a discussion of our accounting policies, please refer to "Evaluation of Critical Accounting Policies" included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2003. Since December 31, 2003, there have been no significant changes to our critical accounting policies.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments as of June 30, 2004.

                                             Payments Due by Period
                                             ----------------------
                                     Less than                        After
(Euro in thousands)                   1 year   1-3 years  4-5 years  5 years   Total
                                      ------   ---------  ---------  -------   -----
Long term debt obligations ......      1,030    13,935         -         -     14,965
Capital lease obligations
  including imputed interest ....          8         8         8        18         42
Operating lease obligations .....      1,023     1,642     1,434     3,917      8,016
Unconditional purchase
  obligations ...................      6,680         0         0         0      6,680
                                       -----    ------     -----     -----     ------
Total contractual obligations and
commercial commitments ..........      8,741    15,585     1,442     3,935     29,703
                                       =====    ======     =====     =====     ======

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, as that term is defined in
Item 5.E.2 of Form 20-F.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003.

                                                                             Three Months Ended June 30,
                                                                   -----------------------------------------------
                                                                      2003                       2004
(amounts in thousands, except share and per share                     EURO                       EURO
data)                                                              (unaudited)       %        (unaudited)      %
                                                                   ----------      -----      ----------     -----
Net sales.................................................             23,729      100.0          33,054     100.0
Cost of sales.............................................             15,777       66.5          21,853      66.1
                                                                   ----------      -----      ----------     -----
Gross profit .............................................              7,952       33.5          11,201      33.9

Selling, general and administrative expenses..............              6,473       27.3           6,526      19.7
Research and development expenses.........................              3,336       14.0           3,366      10.2
Amortization of intangible assets.........................                630        2.7             618       1.9
                                                                   ----------      -----      ----------     -----
Total operating expenses..................................             10,439       44.0          10,510      31.8

Operating income (loss)...................................             (2,487)     (10.5)            691       2.1
Interest income, net......................................                629        2.7             415       1.3
                                                                   ----------      -----      ----------     -----
Income (loss) before taxes and minority interest..........             (1,858)      (7.8)          1,106       3.4

Income tax (benefit)......................................               (280)      (1.2)            389       1.2
                                                                   ----------      -----      ----------     -----
Income (loss) before minority interest....................             (1,578)      (6.6)            717       2.2

Minority interest.........................................                  4        0.0              19       0.0
                                                                   ----------      -----      ----------     -----
Net income (loss).........................................             (1,574)      (6.6)            736       2.2
                                                                   ==========      =====      ==========     =====
Income (loss)  per share
-    Basic................................................              (0.05)                      0.02
-    Diluted..............................................              (0.05)                      0.02

Number of shares used in calculating income (loss) per
share:
-    Basic................................................         30,794,660                 30,794,660
-    Diluted..............................................         30,794,660                 30,870,265
                                                                   ----------                 ----------

THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003.

NET SALES

Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

Our net sales increased by 39.7% from (euro) 23.7 million in the second quarter of 2003 to (euro) 33.1 million in the second quarter of 2004. The increase in net sales in the second quarter of 2004 as compared to the second quarter of 2003 was due to increased order levels in the second half of 2003, which resulted in increased shipments in the second quarter of 2004, especially for molding systems and plating systems.

Our net sales per product line for the three months ended June 30, 2003 and 2004 were as follows:

                                                                         THREE MONTHS ENDED JUNE 30,
(Euro in million)                                                     2003          2004       % CHANGE
                                                                      ----          ----       --------
Molding systems..........................................              9.3          15.1           62.3
Trim and form integration systems........................              6.1           6.1              -
Singulation systems......................................              3.0           3.2            6.7
Plating systems..........................................              5.0           7.2           44.0
Die handling systems.....................................              0.3           1.5          400.0
                                                                      ----          ----       --------
TOTAL NET SALES..........................................             23.7          33.1           39.7
                                                                      ====          ====       ========

BACKLOG

Backlog increased by 30.1% to (euro) 62.2 million at June 30, 2004 from (euro)
47.8 million at March 31, 2004 and by 56.3% from (euro) 39.8 at December 31, 2003. New orders for the second quarter of 2004 amounted to (euro) 47.5 million as compared to (euro) 21.8 million in the second quarter of 2003 and (euro) 30.1 million in the first quarter of 2004. The book-to-bill ratio was 1.44 for the second quarter of 2004 as compared to a book-to-bill ratio of 0.92 for the second quarter of 2003 and 1.36 for the first quarter of 2004.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 40.0% from (euro) 8.0 million in the second quarter of 2003 to (euro) 11.2 million in the second quarter of 2004. As a percentage of net sales, gross profit increased from 33.5% in the second quarter of 2003 to 33.9% in the second quarter of 2004. The gross margin increase in the second quarter of 2004 as compared to the second quarter of 2003 was due to higher gross margins for all product lines, other than molding systems due to the benefits achieved by increased ecomonies of scale. In general, growth in our gross margins this quarter was limited due primarily to the increased representation in our product mix of new generation molding and singulation systems which typically carry lower gross margins upon introduction and then generate higher margins as we increase scale and benefit from improved know-how in the manufacturing and installation of new product introductions. In addition, our gross margins were limited by price competition on certain orders booked in the fourth quarter of 2003 and the first quarter of 2004, the decline in the value of the euro versus the US dollar and by the shipment of a molding system to a customer with zero gross margin during the quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses amounted to (euro) 6.5 million in the second quarter of 2003 and we incurred the same level in the second quarter of 2004. As a percentage of net sales, selling, general and administrative expenses decreased from 27.3% in the second quarter of 2003 to 19.7% in the second quarter of 2004 primarily due to the increase in net sales and the realization of the benefits of our price restructuring efforts.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude design and engineering expenses incurred in sustaining and enhancing existing product lines, as well as new product pre-production and customization expenses.

Research and development expenses increased by 2.9% from (euro) 3.3 million in the second quarter of 2003 to (euro) 3.4 million in the second quarter of 2004. As a percentage of net sales, research and development expenses were 14.0% and 10.2% in the second quarters of 2003 and 2004, respectively. Research and development spending in the second quarter of 2004 mainly related to a new generation molding system, as well as spending for a new generation singulation system, a compact trim and form system and a new laser cutting system.

OPERATING INCOME (LOSS)

Operating income increased from a loss of (euro) 2.5 million in the second quarter of 2003 to an income of (euro) 0.7 million in the second quarter of 2004. The increase in operating income in the second quarter of 2004 as compared to the second quarter of 2003 was due to a substantial increase in net sales and slightly increased gross margins.

INTEREST INCOME, NET

Interest income decreased from (euro) 0.6 million in the second quarter of 2003 to (euro) 0.4 million in the second quarter of 2004, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX (BENEFIT)

Income tax benefit amounted to (euro) 0.3 million in the second quarter of 2003 as compared to income tax expense of (euro) 0.4 million in the second quarter of 2004. The effective tax rate increased from 15.0% in the second quarter of 2003 to 35.0% in the second quarter of 2004. The increase of the effective tax rate was due to lower losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit compared to 2003, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. The effective tax rate for the second quarter of 2004 represents management's best estimate of the effective tax rate for the fiscal year ended December 31, 2004.

MINORITY INTEREST

Minority interest relates to the net income of Tooling Leshan Company Ltd. in Leshan, China in which we have an 87% equity interest.

NET INCOME (LOSS)

Net income increased by (euro) 2.3 million from a net loss of (euro) 1.6 million in the second quarter of 2003 to net income of (euro) 0.7 million in the second quarter of 2004. The increase in net income in the second quarter of 2004 was due principally to increased net sales and slightly increased gross margins.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

                                                                         Six Months Ended June 30,
                                                              -----------------------------------------------
(Amounts in thousands, except share and per                      2003                      2004
share data)                                                      Euro           %          Euro           %
                                                              ----------      -----     ----------      -----
Net sales............................................             44,449      100.0         55,196      100.0
Cost of sales........................................             30,276       68.1         36,870       66.8
                                                              ----------      -----     ----------      -----
Gross profit.........................................             14,173       31.9         18,326       33.2

Selling, general and administrative expenses.........             12,973       29.2         12,766       23.1
Research and development expenses....................              6,971       15.7          6,277       11.4
Amortization of intangible assets....................              1,265        2.8          1,234        2.2
                                                              ----------      -----     ----------      -----
Total operating expenses.............................             21,209       47.7         20,277       36.7
Operating loss.......................................             (7,036)     (15.8)        (1,951)      (3.5)
Interest income, net.................................              1,408        3.2          1,196        2.2
                                                              ----------      -----     ----------      -----
Loss before taxes and minority interest..............             (5,628)     (12.6)          (755)      (1.3)

Income tax benefit...................................             (1,034)      (2.3)           (78)      (0.1)

Loss before minority interest .......................             (4,594)     (10.3)          (677)      (1.2)

Minority interest ...................................                  9        0.0             35        0.0
                                                              ----------      -----     ----------      -----
Net loss.............................................             (4,585)     (10.3)          (642)      (1.2)
                                                              ==========      =====     ==========      =====
Loss  per share
-    Basic...........................................              (0.15)                    (0.02)
-    Diluted.........................................              (0.15)                    (0.02)

Number of shares used in calculating loss per
share:
-    Basic...........................................         30,833,018                30,794,660
-    Diluted.........................................         30,833,018                30,794,660
                                                              ==========                ==========

FIRST SIX MONTHS 2003 COMPARED TO FIRST SIX MONTHS 2004

NET SALES

Our net sales increased from (euro) 44.4 million in the first six months of 2003 to (euro) 55.2 million in the same period of 2004, an increase of 24.3%. The increase in net sales in the first six months of 2004 as compared to the first six months of 2003 was due to increased order levels in the second half of 2003, resulting in increased shipments in the first six months of 2004, especially for molding systems and plating systems, offset by lower sales of trim and form integration systems.

Our net sales per product line for the first six months ended June 30, 2003 and 2004 were as follows:

                                                                        SIX MONTHS ENDED JUNE 30,
(Euro in million)                                                  2003          2004       % CHANGE
                                                                   ----          ----       --------
Molding systems..........................................          18.8          25.2         34.0
Trim and form integration systems........................          11.3           9.9        (12.4)
Singulation systems......................................           3.5           5.3         51.4
Plating systems..........................................           9.9          12.3         24.2
Die handling systems.....................................           0.9           2.5        177.8
                                                                   ----          ----        -----
TOTAL NET SALES..........................................          44.4          55.2         24.3
                                                                   ====          ====        =====

GROSS PROFIT

Gross profit increased by 28.9% from (euro) 14.2 million in the first six months of 2003 to (euro) 18.3 million in the first six months of 2004. As a percentage of net sales, gross profit increased from 31.9% in the six months ended June 30, 2003 to 33.2% in the same period of 2004, due to the increase in net sales and the benefits achieved from increased economies of scale in the first six months of 2004 and an increase in gross margins realized mainly from the sale of plating and trim and form integration systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses for the six months ended June 30, 2003 totaled (euro) 13.0 million and represented 29.2% of net sales, compared to (euro) 12.8 million or 23.1% of net sales in the six month period ended June 30, 2004. The decrease in selling, general and administrative expenses as percentage of net sales resulted primarily from the increase in net sales levels and the results of our restructuring efforts.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses decreased from (euro) 7.0 million in the six months ended June 30, 2003 to (euro) 6.3 million in the same period of 2004. As a percentage of net sales, research and development expenses were 15.7% and 11.4% during the six months ended June 30, 2003 and 2004, respectively.

OPERATING LOSS

Our operating loss decreased from a loss of (euro) 7.0 million in the the first six months of 2003 to a loss of (euro) 2.0 million in the first six months of 2004. Operating loss in the first half of 2004 decreased as compared to the first half of 2003 due to increased sales and gross margins.

INTEREST INCOME, NET

Our interest income, net decreased from (euro) 1.4 million in the first six months of 2003 to (euro) 1.2 million in the first six months of 2004, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX BENEFIT

Our income tax benefit amounted to (euro) 1.0 million in the first six months of 2003 compared to an income tax benefit of (euro) 0.1 million in the first six months of 2004. The effective tax rate was 18.4% in the first six months of 2003 and 10.3% in the first six months of 2004. The decrease of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation.

NET LOSS

Our net loss for the first six months of 2003 amounted to (euro) 4.6 million compared to (euro) 0.6 million in the first six months of 2004. The decrease of our net loss in the first half of 2004 compared to the first half of 2003 was principally due to the increase in net sales and gross margins.

LIQUIDITY AND CAPITAL RESOURCES

We had (euro) 108.9 million and (euro) 99.9 million in cash and cash equivalents at December 31, 2003 and June 30, 2004, respectively.

We finance Meco and, to an extent, Fico B.V., on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling Systems subsidiary and, to an extent, Fico are financed through intercompany loans. Our 87% joint venture Fico Tooling Leshan Company Ltd. in China is partly financed by a long-term loan, issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

Net cash used in operating activities was (euro) 0.7 million and (euro) 15.3 million in the first six months of 2003 and 2004, respectively. The primary use of cash used in operations in the first six months of 2004 was a net loss of
(euro) 0.6 million that included non-cash charges of (euro) 3.4 million for depreciation and amortization and working capital requirements of (euro) 17.1 million as a result of the substantial increase in bookings activity during the first half of this year.

At June 30, 2004, our cash totaled (euro) 99.9 million and our total debt and capital lease obligations totaled (euro) 15.0 million. At June 30, 2004, shareholders' equity stood at (euro) 183.3 million.

Our capital expenditures decreased from (euro) 6.7 million in the first six months of 2003 to (euro) 2.1 million in the first six months of 2004. The decrease in capital expenditures is mainly due to the completion of our facilities in Duiven, the Netherlands and China, which were mainly constructed in 2003. We expect capital spending in 2004 to amount to approximately (euro) 5.0 million. A majority of the capital expenditures of
(euro) 5.0 million will be used to further expand our production capacity in China.

On February 6, 2004, we sold the land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro) 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a (euro) 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.25% per annum. The transaction is accounted for as a financing until the buyer repays the loan in full. Once the loan is repaid, the remaining lease is expected to be accounted for as an operating lease.

At June 30, 2004, we had available lines of credit amounting to (euro) 13.4 million, under which no borrowings were outstanding. However, the amount that was available to be drawn under the line was reduced by (euro) 74,000 in outstanding bank guarantees. At June 30, 2004, (euro) 1.0 million of the lines of credit was reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with all loan covenants at June 30, 2004.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing US GAAP financial statements, we also will publish our Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

We are currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments and goodwill and intangible assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 17, 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which superseded Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. SAB 104 also recognized the existing guidance on revenue arrangements with multiple deliverables. The adoption of SAB 104 has not had, and is not expected to have, a material effect on our Consolidated Financial Statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS.

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-     the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-     the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-     the changes in pricing policies by our competitors;

-     the changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-     the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market prince of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro) 62.2 million at June 30, 2004. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in a semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds (euro) 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-     customers' capital spending plans and budgetary constraints;

-     the timing of customers' budget cycles; and

-     customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2003, our three largest customers accounted for approximately 46% of our net sales, with the largest customer accounting for approximately 31% of our net sales. In the first six months of 2004, our three largest customers accounted for approximately 38% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the US dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

-     price, product quality and system performance;

-     ease of use and reliability of our products;

-     manufacturing lead times, including the lead times of our subcontractors;

-     cost of ownership;

-     success in developing or otherwise introducing new products; and

-     market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-     general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2003, the percentage of our consolidated net sales that is denominated in euro is approximately 72% whereas net sales represented by US dollars or dollar-linked currencies is approximately 28% and approximately 81% of our costs and expenses are denominated in euro. For the six months ended June 30, 2004 the percentage of our consolidated net sales that is denominated in euro is approximately 57% whereas net sales represented by US dollars or dollar-linked currencies is approximately 43% and approximately 83% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. In recent periods, the value of the US dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in US dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

REPORTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V., or Euronext Amsterdam, to publish their financial statements in accordance with International Financial Reporting Standards, or IFRS. While we intend to continue publishing financial statements prepared in accordance with US GAAP, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with US GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board.

Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the Board of Management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BE Semiconductor Industries, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The US Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A US holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-US holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a US holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the US holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the US holder in the three preceding years or the US holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares of ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the US holder's holding period for the ordinary shares or ADSs. A US holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A US holder may be able to ameliorate the tax consequences somewhat by making a mark-to market election or QEF election, that is, an election to have us treated as a qualified electing fund for US federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for the first six months of 2004 constitute approximately 16% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than (euro) 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 72% of total net sales in the year ended December 31, 2003, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 28%. Approximately 81% of our costs and expenses were denominated in the euro and the remaining 19% in various currencies, principally the US dollar and US-dollar linked currencies. For the first six months of 2004, the percentage of our consolidated net sales which is denominated in euro amounted to approximately 57% of total net sales, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 43%. Approximately 83% of our costs and expenses were denominated in the euro and the remaining 17% in various currencies, principally the dollar and dollar linked currencies in the first six months of 2004. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

                           PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None

ITEM 5 - OTHER INFORMATION

         None